Exhibit 2.4

January 31, 2018

Seneca Resources Corporation

1201 Louisiana Street, Suite 2600

Houston, Texas 77002

Attn: Ben Elmore

Re:	Purchase and Sale Agreement dated as of October 20, 2017 between SENECA RESOURCES CORPORATION, a Pennsylvania corporation (“Seller”); and CARBON CALIFORNIA COMPANY, LLC, a Delaware limited liability company (“Purchaser”), as amended by those certain amendments dated (i) December 15, 2017 and (ii) January 11, 2018 (collectively, the “Purchase and Sale Agreement”)

Gentlemen:

When executed by you below, this letter shall confirm the agreement between Seller and Purchaser to amend the Purchase and Sale Agreement in the following respect:

(1)       Capitalized terms herein shall have the meaning set forth in the Purchase and Sale Agreement, unless specified otherwise.

(2)       Section 2.01 is amended by revising the total consideration for the purchase, sale and conveyance of the Assets to Purchaser to the sum of Forty-three Million and No/100 Dollars ($43,000,000.00), as adjusted in accordance with the provisions of the Purchase and Sale Agreement.

(3)       Section 10.01 is amended by changing the Closing Date from “January 31, 2018” to “the later of (a) May 1, 2018 and (b) 10 calendar days following the date upon which (i) a Franchise for Oil, Gas, and Other Hydrocarbon Substances or Water Pipelines approved by the City of Fillmore and meeting the condition provided in Section 9.05, and (ii) the City of Fillmore’s consent to the assignment of same to Purchaser, both become effective.”

(4)       Section 13.01(d) is amended by deleting it in its entirety and making conforming changes throughout the Purchase and Sale Agreement to delete references to Section 13.01(d).

(5)       The last proviso in Section 13.01 is amended to read as follows:

“provided however, that a Party shall not have the right to terminate this Agreement pursuant to clause (b) or (c) above if such Party is at such time in material breach of this Agreement. Notwithstanding the foregoing, if the transaction does not close on or before May 31, 2018, this Agreement shall terminate automatically without any action by either Party, and Seller shall return the Deposit to Purchaser in accordance with Section 2.02(b).”

Otherwise the Purchase and Sale Agreement shall remain in full force and effect, in accordance with its existing terms and provisions.

1700 Broadway, Suite 1170, Denver, Colorado 80290	Telephone 720 407 7030 Facsimile 720 407 7031
2480 Fortune Drive, Suite 300, Lexington, Kentucky 40509	Telephone 859 299 0771 Facsimile 859 299 0772
15500 W. Telegraph Rd, Suite D-32, Santa Paula, California 93060	Telephone 805 933 1901 Facsimile 805 933 9901

This Amendment may be executed in any number of counterparts, and each counterpart hereof shall be effective as to each Party that executes the same whether or not all Parties execute the same counterpart, provided that each Party executes at least one counterpart. If counterparts of this Amendment are executed, the signature pages from various counterparts may be combined into one composite instrument for all purposes. All counterparts together shall constitute only one agreement, but each counterpart shall be considered an original. This Amendment may be executed and delivered by exchange of facsimile or PDF copies showing the signatures of the Parties, and those facsimile or PDF copies showing the signatures of the Parties will constitute originally signed copies of the same agreement requiring no further execution.

[Signatures Page Follows]

AGREED AND ACCEPTED:

CARBON CALIFORNIA COMPANY, LLC

By:	Carbon Natural Gas Company, Its Manager

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
Chief Executive Officer

SENECA RESOURCES CORPORATION

By:	/s/ Steve Conley
Steve Conley
Senior Vice President

Signature Page